Kathleen L. Werner
Partner
TEL +1 212 878 8526
FAX +1 212 878 8375
kathleen.werner@cliffordchance.com
July 12, 2010
VIA EDGAR AND BY FEDERAL EXPRESS
Jennifer Gowetski
Philip L. Rothenberg
Mail Stop 3010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	Carey Watermark Investors Incorporated Pre-Effective Amendment No. 3 to the Registration Statement on Form S-11 Filed on July 12, 2010 File No. 333-149899
Dear Ms. Gowetski and Mr. Rothenberg:
On behalf of our client, Carey Watermark Investors Incorporated, a Maryland corporation (the “Company”), we submit for filing Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-149899) (the “Registration Statement”). Pre-Effective Amendment No. 3 includes changes made in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated May 12, 2010, with respect to Pre-Effective Amendment No. 2 to the Registration Statement.
Set forth below are the Company’s responses to the Staff’s May 12, 2010 comments. The responses are set out in the order in which the comments were set out in the Staff’s letter and are numbered accordingly.
We have enclosed with this letter a marked copy of Pre-Effective Amendment No. 3 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes made to Pre-Effective Amendment No. 2 to the Registration Statement. All page references in the responses below are to the pages of the blacklined version of Pre-Effective Amendment No. 3 to the Registration Statement.

Jennifer Gowetski
Philip L. Rothenberg
United States Securities and Exchange Commission

General
1.	Please provide us with any pictures, graphics or artwork that will be used in the prospectus.
       There will be no pictures, graphics or artwork used in the prospectus, other than a Company logo on the front cover of the prospectus.
2.
Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

     The Company acknowledges the Staff’s comments and undertakes to submit sales literature to the Staff for review prior to use.
3.
As noted in your response letter dated April 13, 2010, please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

     On June 14, 2010, the Company provided to the Staff on a supplemental basis the relevant portions of the third-party reports underlying the charts and industry data contained in Pre-Effective Amendment No. 2. The Company supplementally advises the Staff that the third-party industry reports referenced in Pre-Effective Amendment No. 2 were not prepared specifically for the Company and that the information in the reports is generally available to the public or to subscribers or to others who purchase the reports from the parties that prepare the information. The Company purchased certain of the third-party industry reports from such parties’ websites; however, the data in such purchased reports has been widely reported in news articles and other forms of press and as previously mentioned, such reports were not prepared specifically for the Company and are generally available for purchase by the public or subscribers on the third parties’ websites.
Prospectus Summary, page 1
Investment Objections, Procedures and Policies, page 2
4.
Please identify on page 3 the party that is projecting hotel values to decline 9% year-over-year in 2010 as well as identify on page 9 the industry analysts forecasting lodging fundamentals will improve. Please also provide plain English definitions for “deleveraging,” “recapitalizations,” “work-out situations” and “mezzanine financings.” Please see Rule 421(d).

     The disclosure has been revised as requested on pages 3 and 9.

Jennifer Gowetski
Philip L. Rothenberg
United States Securities and Exchange Commission

5.	We note your disclosure on page 6 regarding the growth in revenue experienced by the 280-unit hotel. Please revise to balance this disclosure by discussing net income.
     The disclosure has been revised as requested on page 6.
6.
We note your disclosure on page 7 that you expect that your portfolio will be 50% leveraged, on average, and that your maximum leverage is 75% of the total costs of your investments. We further note your disclosure throughout the prospectus regarding your moderate levels of leverage. Please revise your disclosure throughout to clarify that you expect that your portfolio will be 50% leveraged, on average, and that your maximum leverage is 75%.

     The disclosure has been revised as requested on page 7 and elsewhere throughout the prospectus.
Our Structure, Page 11
7.	Please revise your organization chart to show your subadvisor.
     The chart on page 11 has been revised as requested.
Compensation, page 15
8.
In the table on page 18, please disclose the estimated annual asset management fee to be paid to your advisor if the investment portfolio is 75% leveraged. Please also make conforming changes to the information on page 49.

     The disclosure has been revised as requested on pages 18 and 49.
9.
We note that Carey Watermark Holdings has a special general partner profits interest in your operating partnership which will entitle Carey Watermark Holdings to receive up to 10% of the distributions of available cash. Please revise to clarify what you mean by “up to 10%” of the distributions of available cash and describe how such payment is limited to the 2%/25% Guideline. As appropriate, please provide an example of how such amount is calculated.

     The disclosure has been revised as requested on pages 19, 51 and 116.
Management Compensation, page 46
10.	In the table on page 47, please disclose the estimated acquisition fees to be paid to your advisor if the investment portfolio is 75% leveraged.
     The table on page 48 has been revised as requested.

Jennifer Gowetski
Philip L. Rothenberg
United States Securities and Exchange Commission

Directors and Executive Officers of the Company, page 62
11.
For each director and director nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please sec Item 401(e)(1) of Regulation S-K.

     The requested disclosure has been added on pages 62 to 64.
Investment Objectives Procedures and Policies, page 77
General, page 77
12.
You disclose that you will adjust your investment focus from time to time based upon market conditions and your advisor’s views on relative value as market conditions change. Please also disclose when and how you will notify shareholders of such adjustments.

     The requested disclosure has been added on page 77.
13.	Please define the term “hotel transaction volumes” as used on page 79.
     The requested disclosure has been added on page 80.
Prior Programs, page 98
14.
On page 101, you disclose that no CPA Program has missed a quarterly distribution payment. Please revise your disclosure to clarify, if true, whether offering proceeds, borrowings or other sources aside from earnings and cash flow from operating activities, including a waiver or reduction of fees, were used to make distributions for CPA Programs.

     The disclosure has been revised as requested on page 102.
15.
We note your disclosure on page 101 that eighty percent of CPA Programs have gone full cycle to liquidity providing investors with an average annual rate of return of 11.56%. We also note the charts on pages 104 and 105 with average annual returns and annualized yields. Please revise to more fully balance your disclosure, including a more detailed explanation of what you mean by “average annual rate of return” and “yields” and how such amounts were calculated. In addition, please include net income for the applicable periods for each program or otherwise provide operating data to support the source of the distributions. Finally, please clarify whether the amounts have been calculated based on an initial $10,000 invested at the start of the program and held through its completion.

     The disclosure has been revised as requested on pages 102, 104 and 106. In addition, the Company has limited the information to the 10-year period contemplated by Industry Guide 5.
16.	Please revise to briefly explain the chart relating to the diversification of market risk on page 102 and describe how such figures were calculated.

Jennifer Gowetski
Philip L. Rothenberg
United States Securities and Exchange Commission

     This chart has been removed.
17.
We note your disclosure on page 103 that some CPA Programs have experienced adverse business developments. Please provide a more detailed discussion regarding these, and any other, major adverse business developments or conditions experienced by any programs, including quantifying the reduction in distributions and the applicable dates. In addition, as appropriate, please also provide a cross-reference to tables in Appendix II. Please see Item 8A(2) of Industry Guide 5.

     The requested disclosure has been added on page 103 and covers the 10-year period contemplated by Industry Guide 5.
United States Federal Income Tax Considerations, page 116
Taxation of the Company, page 117
18.	Please update your disclosure to indicate that you have received the opinion of Venable LLP.
     The Company respectfully advises the Staff that the opinion of Venable LLP will be filed with a future amendment and the disclosure will be updated accordingly at such time.
Redemption of Shares, page 150
19.
Please revise your disclosure to provide additional details regarding your ability to amend, suspend or terminate the redemption plan, including a description of any notice that you will provide to shareholders.

     The requested disclosure has been added on page 154.
Prior Performance Tables, page A-1
20.
We note that you no longer include Table I disclosure. Please revise to provide Table I disclosure for programs the offering of which closed in the most recent three years and Table III disclosure for programs the offering of which closed in the most recent five years or, alternatively, tell us why such disclosure is not appropriate.

     The Company respectfully advises the Staff that no prior programs closed in the most recent three years and the only offering that closed in the most recent five years is the offering of Corporate Property Associates 16 — Global Incorporated.
Item 36. Financial Statements and Exhibits, page II-3
21.	Please provide drafts of your legal and tax opinions with your next amendment.
     The Company respectfully advises the Staff that our legal and tax opinions will be filed with a future amendment and the disclosure will be updated accordingly at such time.

Jennifer Gowetski
Philip L. Rothenberg
United States Securities and Exchange Commission

If you have any questions or if we may be of any further assistance, please do not hesitate to contact me at (212) 878-8526.
Sincerely,
/s/ Kathleen L. Werner
Kathleen L. Werner
Enclosures

cc:	Mark J. DeCesaris William Demarest Dan Gordon Rochelle Plesset Michael G. Medzigian, Carey Watermark Investors Incorporated John Gottfried, PricewaterhouseCoopers LLP